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                                                                       Exhibit 8

                     [Letterhead of Davis Polk & Wardwell]

                                April 20, 2001

Re:    HELLER FINANCIAL, INC. AND HFI TRUST I MEDS UNITS

Heller Financial, Inc.
500 West Monroe St.
Chicago, IL 60661

Ladies and Gentlemen:

     We have acted as special tax counsel for Heller Financial, Inc. (the "Company") in connection with the registration of 7,000,000 MEDS Units (the "MEDS Units"), consisting of purchase contracts issued by the Company and trust preferred securities issued by HFI Trust I (the "Trust"). We have reviewed the discussion set forth under the caption "United States Federal Income Tax Consequences" in the preliminary prospectus (the "Prospectus") that was filed by the Company and the Trust with the Securities and Exchange Commission on April 12, 2001 and are of the opinion that the discussion is accurate. Capitalized terms used herein but not defined have the same meanings as provided in the Prospectus.

     In rendering this opinion, we have relied upon, among other things, representations and statements made by the Company in the Prospectus and have assumed that the offering of MEDS Units will occur as described in the Prospectus.

     This letter is limited to matters discussed expressly herein and does not address other U.S. federal income tax issues or other legal issues relevant to issuance of the MEDS Units. In particular, this opinion does not address the tax treatment to the Company of issuance of the MEDS Units and should not be construed otherwise.
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Heller Financial, Inc.                2                           April 20, 2001


     We hereby consent to the use of our name under the caption "Legal Matters" in the Prospectus. The issuance of such a consent does not concede that we are an "Expert" for the purposes of the Securities Act of 1933, as amended.

                                Very truly yours,

                                /s/ Davis Polk & Wardwell